1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

July 19, 2023

Karen Rossotto

David Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	StepStone Private Infrastructure Fund
Filing No: 888-23848; 333-268986

Dear Ms. Rossotto and Mr. Manion:

We are writing in response to comments provided on July 13, 2023 with respect to (i) Pre-Effective Amendment No. 4 to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 4 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on July 11, 2023 on behalf of StepStone Private Infrastructure Fund (the “Fund”), a closed-end management investment company. The Fund has considered these comments and has authorized us to make the responses set out below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Concurrently with this letter, the Fund is filing a prospectus supplement pursuant to Rule 424(b)(3) under the 1933 Act, which reflects the disclosure changes discussed in Comments 2 and 3 below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

A.	PROSPECTUS

Comment 1.    Please explain why counting capital commitments towards your 80% policy is consistent with Rule 35d-1 under the 1940 Act or revise to remove the reference.

Response 1.    The disclosure has been revised to remove the reference to capital commitments in the 80% policy.

Comment 2.    In the fee table, the “Total Operating Expenses” line is off by 1 basis point. Please revise that line in the fee table and any other applicable lines in fee table.

Response 2.    The “Total Annual Fund Operating Expenses” line and certain applicable “Total Annual New Expenses” lines have been revised accordingly.

Comment 3.    In light of the changes in connection with Comment 2 above, please re-calculate the 1-year, 3-year, 5-year, and 10-year figures disclosed in the expense example.

Response 3.    We have re-calculated the figures disclosed in the expense example and believe that the currently disclosed numbers are correct and do not need to be revised.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

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